OMB APPROVAL

OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden hours per response	. . . . . . . . . . . . . . . 14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AURIGA LABORATORIES, INC.
(Name of Issuer)
Common Stock, $0.001 Par Value
(Title of Class of Securities)
05155L105
(CUSIP Number)
Richard W. Lasater II Foley & Lardner LLP 2029 Century Park East, Suite 3500 Los Angeles, California 90067-3021 (310) 277-2223
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 7, 2006
(Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05155L105	13D	Page 1 of 5 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher S. Walton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 1,219,933
BENEFICIALLY OWNED	8	SHARED VOTING POWER -0-
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,219,933
PERSON WITH:	10	SHARED DISPOSITIVE POWER -0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,219,933
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.96%**
14		TYPE OF REPORTING PERSON * IN

         ** Please refer to Item 5(a) for a discussion of the method used to determine the percentage set forth herein. This Amendment No. 2 to Schedule 13D is the final filing of Mr. Walton under Rule 13d-1 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 05155L105	13D	Page 2 of 5 Pages

SCHEDULE 13D

Introduction

This Amendment No. 2 to the Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) is being filed to amend the information in the Reporting Person’s (as that term is defined below) original Statement of Beneficial Ownership on Schedule 13D, as amended by the Reporting Person’s Amendment No. 1 thereto, filed with the Securities and Exchange Commission (“SEC”) on August 4, 2006 and September 1, 2006, respectively.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Auriga Laboratories, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 5555 Triangle Parkway, Suite 300, Norcross, Georgia 30092.

Item 2.	Identity and Background.

(a-b)     This Schedule 13D is being filed by Christopher S. Walton (the “Reporting Person”). The address of the Reporting Person is 3112-A Windsor Road, Suite 137, Austin, Texas 78703.

(c)     The Reporting Person’s principal occupation is business consultant.

(d-e)     During the last five years, the Reporting Person has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the shares of Common Stock for general investment purposes. The source of funds for the Reporting Person for the acquisitions was personal funds and consideration for consulting services rendered. The net investment cost of the shares of Common Stock owned by the Reporting Person is $1,500.00. This total is exclusive of time spent by the Reporting Person as a consultant to the Company.

Item 4.	Purpose of Transaction.

Other than securities of the Company that the Reporting Person may purchase on the open market from time to time or as set forth in Item 5, the shares of Common Stock owned by the Reporting Person were acquired for investment purposes only. Other than as set forth above in this Item 4, the Reporting Person has no existing plan or proposal which relates to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Person may in the future engage in and may plan for his engagement in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

CUSIP No. 05155L105	13D	Page 3 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

(a)     As of the date hereof, the Reporting Person could be deemed to be the beneficial holder of 1,219,933 shares of Common Stock of the Company, constituting 2.96% of the Company’s outstanding Common Stock (see Calculating the Percentage Ownership below). Of the 1,219,933 shares of Common Stock beneficially owned by the Reporting Person, the total includes: (i) 300,142 shares of Common Stock held directly by the Reporting Person and acquired on November 20, 2005; (ii) 150,000 shares of Common Stock held directly by the Reporting Person and acquired on August 25, 2006; (iii) 40,625 shares of Common Stock held directly by the Reporting Person and acquired on August 29, 2006; (iv) a warrant to purchase 2,000,000 shares of Common Stock, at the per share price of $2.55 (see below), held directly by the Reporting Person and acquired on July 6, 2006, of which only 666,666 shares are exercisable by the Reporting Person within sixty (60) days of the date hereof; and (v) a warrant to purchase 62,500 shares of Common Stock, at the per share price of $1.50, held directly by the Reporting Person and acquired on October 26, 2006, all of which are currently exercisable.

In addition to the above, on October 31, 2006, the Company’s board of directors approved the repricing of options held by certain employees and consultants of the Company. Included in this approval was the repricing of the 2,000,000 shares of Common Stock held directly by the Reporting Person described in sub-clause (iv) in the preceding paragraph. On November 7, 2006, the Company and the Reporting Person agreed and entered into that certain Amendment to Warrant, which effected the repricing and resulted in a decrease of the exercise price per share applicable to the Reporting Person’s warrant from $2.55 to $1.38, which was equal to the last sale price per share of the Company’s Common Stock on October 31, 2006 as reported on the OTC Bulletin Board.

Calculating the Percentage Ownership: The percentages calculated above are based upon 40,488,778 shares of Common Stock of the Company outstanding as of November 7, 2006, as set forth in the Company’s Quarterly Report on Form 10-QSB for the period ended September 30, 2006, and also assumes the exercise of warrants to purchase 729,166 shares of Common Stock exercisable by the Reporting Person within sixty (60) days hereof.

(b)     The Reporting Person has: (i) sole power to vote or to direct the vote of 1,219,933 shares of Common Stock; and (ii) sole power to dispose or to direct the disposition of 1,219,933 shares of Common Stock.

(c)     There were no transactions in the Common Stock by the Reporting Person during the prior sixty (60) days, other than as described above in this Item 5.

(d)     No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person, other than as described above in this Item 5.

(e)     Not applicable.

CUSIP No. 05155L105	13D	Page 4 of 5 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Materials To Be Filed as Exhibits.

The following documents are included as exhibits to this Schedule 13D:

99.1	Warrant dated July 6, 2006, issued by Auriga Laboratories, Inc. to Christopher S. Walton, with respect to the purchase of 2,000,000 shares of Common Stock.

99.2	Warrant dated October 26, 2006, issued by Auriga Laboratories, Inc. to Christopher S. Walton, with respect to the purchase of 62,500 shares of Common Stock.

99.3	Amendment to Warrant dated November 7, 2006, entered into by and between Auriga Laboratories, Inc. and Christopher S. Walton.

CUSIP No. 05155L105	13D	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2006.

/s/ Christopher S. Walton CHRISTOPHER S. WALTON